Filed by General Motors Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: General Motors Corporation

Commission file No. 001-00043

General Motors Corporation

2009-2014 Restructuring Plan:

Progress Report

Presented to President’s Task Force

As Required Under Section 7.20

Of the Loan and Security Agreement

Between General Motors and the

U.S. Department of the Treasury

Dated December 31, 2008

March 30, 2009

    For information regarding Exchange Offer and Safe Harbors

  related to forward looking statements, see page 14.

General Motors Corporation

2009-2014 Restructuring Plan:

Progress Report

March  30, 2009

1. Introduction

General Motors submitted its detailed 2009-2014 Restructuring Plan to the U.S. Department of the Treasury (UST) on February 17, 2009, as required by Section 7.20 of the Loan and Security Agreement (LSA) between the Company and the UST dated December 31, 2008.

The LSA provided for up to $13.4 billion in 3-year term loans to sustain operations through the 1st quarter of 2009, providing necessary liquidity support while the Company finalized its Restructuring Plan. The LSA also set forth performance requirements, (including the February 17 Plan submission), the principal items and their status being summarized in Chart 1 below:

Chart 1: LSA Requirements

Federal Loan Requirements	February 17 Restructuring Plan Status	March 30 Progress Report Status
• Product Mix & Cost Structure Competitiveness	• Detailed Plan Submitted	• Implementation Progress Noted

• Competitive Labor Cost Agreement	• JOBS Program Suspended	• Tentative Agreement Reached on Operating Issues; VEBA Negotiations Not Completed
• Major Progress Made Related to Competitive Gap Closure

• Compliance with Federal Fuel Efficiency and Emission Requirements	• Compliance Confirmed in Plan	• Implementation Progress Noted

• Domestic Manufacture of Advanced Technology Vehicles (Section 136 Applications)	• Two Applications Submitted to Department of Energy	• Implementation Progress Noted
	• Third Application Being Developed	• Third Application Submitted Concurrently

• Rationalization of Cost, Capitalization and Capacity	• Detailed Plan Submitted	• Implementation Progress Noted

• Agreement on 50% VEBA Equitization	• Negotiations Under Way	• In Negotiations with UAW; Not Completed

• Agreement on Conversion of 2/3rds Unsecured Public Debt to Equity	• Negotiations Under Way	• In Negotiations with Bondholders’ Advisors; Not Completed

• Financial Viability (Including Positive NPV)	• Positive NPV Demonstrated in Plan	• Cash Position Ahead of Plan, Jan-Feb 2009

• Repayment of Federal Loans	• Under Baseline Scenario, Repayment to Begin in 2012	• Projected March Loan Request Deferred

In addition to the items contained in Chart 1, the LSA also requires: weekly 13-week rolling cash forecasts; bi-weekly liquidity status reports; monthly management reports; quarterly executive compensation compliance certifications, the first being due on March 31, 2009; and a few other, non-recurring items.

General Motors continues to reinvent itself, making important and noteworthy progress along multiple fronts. Since February 17:

•	Buick has displaced Lexus as Number 1 in J.D. Power’s annual Vehicle Dependability Study

•	General Motors has become the global benchmark for workplace safety

•

Chevrolet has launched the all-new Camaro, providing 29 mpg on the highway using GM’s award-winning SIDI V6 engine, with final preparations being made for the launches of the all-new Chevrolet Equinox, GMC Terrain, Buick Lacrosse and Cadillac SRX crossover

•	Select U.S. media drove prototype Chevrolet Volt models, with production launch on track for the fourth quarter of 2010

•	Employee attrition programs, a key Restructuring Plan component, are running ahead of schedule

•

Overall cost reduction efforts are running ahead of schedule, resulting in better- than-Plan performance in the first two months of 2009, and the deferral of the $2 billion loan request previously planned for March

General Motors has worked closely with the President’s Task Force on Automotive Restructuring on all aspects of the Company’s Plan during the past six weeks. Considerable dialogue and due diligence has taken place already, and important support provided related to both automotive finance company operations and the automotive supplier base. Preliminary Task Force conclusions on General Motors’ Plan were announced today and the Company looks forward to working with the Task Force in completing a deeper, speedier and sustainable restructuring.

2. Key Plan Changes: February 17 Versus March 30

As noted in Chart 2, only one of the key Plan elements—U.S. GDP Forecast—has changed since the February 17 submission:

Chart 2: Restructuring Plan—Summary of Key Changes

Plan Element	December 2	February 17	March 30
2009 U.S. GDP Forecast (%)	(1.0)	(2.0)	(2.6)
2009 U.S. Industry Volumes (baseline)
Baseline	12.0M	10.5M	10.5M
Upside	12.0M	12.0M	12.0M
Downside	10.5M	9.5M	9.5M
2012 Market Share
U.S.	20.5%	20.0%	20.0%
Global	13.1%	13.0%	13.0%
Labor Cost Competitiveness Obtained	2012	2009	2009
2012 U.S. Manufacturing Plant Count	38	33	33
2012 U.S. Salaried Headcount	27k	26k	26k
U.S. Breakeven Volume	12.5-13.0M	11.5-12.0M	11.5-12.0M
U.S. Brand Reductions Completed	No Date	2011	2011
Foreign Operations Restructuring
Sweden (Saab)	No	Yes	Filed for Reorganization
Germany & United Kingdom	No	Yes	In Negotiation w/ German Govt
Canada	No	Yes	CAW Negotiation Completed; In Negotiation w/ Canadian Govt
Thailand	No	Yes	In Process
Financial Projections Through	2012	2014	2014

The Company’s GDP forecast has been revised downward, recognizing Q408 final GDP (similar to the recent revision made by the Congressional Budget Office), and does not contemplate lower economic activity for 2009 than previously projected. The Company believes the Administration’s efforts to stimulate the economy will succeed, providing further support for General Motors’ 10.5 million unit total vehicles industry outlook for 2009, which is unchanged from February.

The Company’s U.S. market share projection for 2009 has been adjusted downward slightly, reflecting a higher percentage of car and crossover sales than forecast in January and February. While discussed later, despite the change in assumed industry mix, General Motors’ U.S. financial outlook for 2009 is substantially unchanged, despite above-Plan performance improvements observed in the first two months.

2.1 Foreign Subsidiaries Restructuring

The February 17 Plan summarized initiatives then underway in Canada, Sweden (related to Saab), Europe and the Company’s Asia-Pacific operations. The principal thrust of these efforts was to address conditions eroding certain subsidiaries’ abilities to generate adequate cash flow to support their continuing operations. Considerable progress has been made in every circumstance, as summarized below:

Canada—The Company’s Canadian subsidiary (GMCL) is highly integrated into GM’s overall North American operations. GMCL’s Restructuring Plan includes three broad components: self-help initiatives, including restructuring actions to significantly reduce operating and structural costs; a competitive agreement with the Canadian Auto Workers union (CAW) to close the labor cost gap to North American benchmark levels; and financial support from the Governments of Ontario and Canada. On February 20, GMCL submitted its Restructuring Plan to the Governments of Canada and Ontario.

On March 8, GMCL and the CAW reached a tentative agreement that achieves the objectives established in GMCL’s Viability Plan, including a reduction of approximately C$1 billion in legacy liabilities. This tentative agreement was ratified by CAW members on March 11 and is contingent upon GMCL receiving financial support from the Governments of Canada and Ontario. GMCL has continued to meet with the Governments to further advance discussions on both a short-term bridge loan while finalizing the terms and conditions for a more long-term funding facility.

Sweden/Saab—After conducting an extensive strategic review of the global Saab business, and detailed discussions with the Swedish Government, Saab Automobile AB filed for reorganization on February 20. Under Swedish law, Saab has 3 months to establish a reorganization plan, including its partial or complete acquisition by other parties. General Motors has retained investment banking advisors to help facilitate the sale and discussions with several investor candidates are presently underway. Swedish Government support is not expected in the near term but might be possible if a suitable investor is identified. The Company’s Plan anticipates Saab Automobile AB effectively becoming an independent business entity by January 1, 2010.

Europe—In the February 17 Plan, it was noted that discussions with the Company’s European labor partners were underway, targeting $1.2 billion in cost reductions. These discussions have progressed well with tentative agreements on separation programs to adjust manned capacity. Discussions on additional wage concessions and possible plant closures are ongoing. Final agreement necessarily depends on reaching accord with Germany and other European Governments, and/or third party investors, around near-term funding for the Company’s Opel/Vauxhall operations. Discussions are underway for financial support of approximately $4 billion (€3.3 billion). The German Government is taking the lead and is working in coordination with the European Union and the UST. General Motors Europe (GME) has proposed a reorganization of its European entities to facilitate German Government and/or third party funding which, if successfully concluded, would likely result in General Motors retaining a minority stake. The Company has retained investment bank advisors to help facilitate a transaction. Final resolution may not be achieved until mid-year, and the Company is developing contingency plans in the event of prolonged negotiations.

Asia-Pacific—In Thailand, where General Motors maintains both manufacturing and distribution operations, two sizeable investment projects remain suspended due to a lack of local funding. However, the Company is actively discussing financial support with both the EXIM Bank of Thailand and potential partners, and is optimistic that it can arrive at a conclusion allowing for the resumption of the projects noted above.

In addition to these restructurings, all of the Company’s foreign operations have been subject to deep and intensive reviews, to assure the planned scope of operations and investment plans can be supported through locally-available funding sources, importantly focused on operating cash flows.

3. Progress Report: Federal Requirements

General Motors has been comprehensively transforming and reinventing its business for several years, although the dramatic collapse of global economic conditions over the past nine months has prompted deeper and more broad-based actions.

Today, the Company’s operations are among the most productive and flexible in the world. In North America, GM is independently recognized as a leader in manufacturing productivity, overtaking Toyota in vehicle assembly productivity according to the most recent Harbor Report, and the automotive benchmark for workplace safety at the same time. The Company continues to increase the implementation of a flexible manufacturing infrastructure in powertrain and assembly facilities, which enables multiple products to be built in a given plant and, importantly, the ability to rapidly adapt to changing market conditions.

General Motors will continue to focus on great cars, crossovers and trucks, building on recent successes like Chevy Malibu, Cadillac CTS, Buick Enclave and Opel Insignia. Increasingly, the Company’s products are based on high-volume, low-cost global vehicle architectures, with 90% of GM’s U.S. passenger car sales so derived by 2014. Equally important, General Motors is streamlining its brands, nameplates, and dealer networks around a ‘fewer, better’ strategy.

General Motors is making considerable progress related to fuel efficiency and emissions, based not only on vehicles produced but reflecting the sustainability of basic product design and plant operations as well. Today, the Company offers more models that obtain 30 mpg or more in highway driving, more vehicles capable of running on alternative fuels, and more hybrid models than any other automaker. Importantly, all of General Motors new vehicle launches in the 2009-2014 timeframe are fuel-efficient cars and crossovers.

GM is also reinventing the way tomorrow’s vehicles will be powered and, in the process, reasserting United States’ leadership in advanced technology. The Company is investing significantly in electric vehicle/lithium-ion battery development, with more than 1,000 engineers and technicians directly involved in the development of the Chevy Volt extended-range electric vehicle. In January, GM announced it will build the world’s largest advanced battery testing facility in the U.S., and announced an advanced battery coalition for drivetrain research with the University of Michigan.

The February 17 Plan presented extensive detail around these capabilities and strategies, and other initiatives comprising the full scope of the Company’s restructuring efforts, organized around the 6 themes contained in the LSA. The following sections summarize the status of key targets by theme, including any significant deviations from the Plan. Appendix A contains key targets and milestones for achievement, as envisioned at the time of the February  17 submission.

3.1 Competitive Product Mix and Cost Structure

The Company remains on track to reduce its U.S. and Canadian brand count from 8 to 5, with the fifth (Pontiac) becoming a tightly-focused niche brand within the Buick-Pontiac-GMC (BPG) channel. Hummer, Saab and Saturn have all been under strategic review, and discussions with potential Hummer and Saab investors continue. Saturn retailers, assisted by an outside advisor, are investigating potential suppliers of vehicles to a Saturn Distribution Corporation (SDC) operating independently from General Motors. Resolution of Hummer and Saab is expected this year. Regarding Saturn, current products will remain in production through 2010-2011. Absent an alternate supplier to SDC, GM would phase out Saturn at that time.

Related initiatives to reduce nameplates and retail outlooks also remain on track (124 retail outlets have closed since December 31, 2008), as does the Company’s plan to significantly remix its nameplates in favor of more fuel-efficient cars and crossovers.

Labor Cost—Prior to the February 17 submission, General Motors and the United Auto Workers union (UAW) reached a tentative agreement modifying wages, benefits and work rules to become more cost competitive with foreign competitors (transplants) operating facilities in the United States. As indicated in Chart 3, the net effect of these changes is a reduction in the Company’s annual hourly-related cost by approximately $1.0-1.1 billion, and potentially more if lower-cost Tier II and temporary employees are utilized during the 2009-2014 Plan period.

Chart 3: GM U.S. Total Hourly Employee Cost

This tentative agreement has been reviewed with the President’s Task Force and is subject to ratification by UAW members. This ratification vote will be scheduled once the VEBA modification proposal has been negotiated. The status of VEBA negotiations is presented in Section 3.4.

3.2 Compliance with Federal Fuel Economy and Emissions Regulations

As noted in the February 17 submission, General Motors today produces more models obtaining 30 miles per gallon or more (mpg) in highway driving, more hybrid models, and more alternative fuel-capable vehicles than any other manufacturer. The Plan contains significant investment in additional models in the 2009-2014 timeframe, and other advanced propulsion technologies, notably including the ground-breaking Chevrolet Volt, scheduled for start of production in the fourth quarter of 2010. Media drives of early Volt prototypes took place in the United States on March 24.

General Motors remains committed to meeting or exceeding the requirements of the 2007 Energy Independence and Security Act, all Federal fuel economy standards in the 2010-

2015 model years, and to working closely with the Administration on future requirements, including any changes needed to the Company’s product and financial plans to meet such requirements. Today, NHTSA finalized fuel economy standards for the 2011 model year, and made other changes affecting car and truck classifications for 2011 and beyond. Appendix A presents updated GM car and truck fuel economy projections consistent with these classification changes.

3.3 Domestic Manufacture of Advanced Technology Vehicles

General Motors’ investment plans are unchanged related to advanced propulsion technologies, important levers related to reducing this nation’s petroleum dependency and greenhouse gas emissions. In addition to the announcement made on January 12, to build this country’s first Lithium-Ion battery pack facility for automotive applications, General Motors confirmed on February 24 a $250 million investment to build the Chevrolet Volt’s range-extending, 1.4 liter Family 0 engine in the United States as well.

Coincident with the submission of this Progress Report, General Motors has also made its third application to the Department of Energy for Section 136 loans, supporting advanced technology vehicles. This third application totals $2.6 billion—raising the value of GM’s total applications to $10.3 billion—and would be used to support the development and introduction of 3 hybrid models (including two Volt derivatives) and related components.

3.4 Rationalization of Cost, Capitalization and Capacity

The Company is on track to achieve the targeted reductions in employment, manufacturing facilities, structural cost and breakeven volume levels in its North America operations, as presented in the February 17 submission. The Special Attrition Program (SAP III) for UAW hourly employees that ended on March 24 resulted in over 7500 acceptances, about 1000 above the Company’s projection contained in the Restructuring Plan. Increases in manufacturing flexibility, enabling the production of several different models and architectures, are also on track in tandem with the parallel growth in global architecture-based vehicles.

Capitalization—The LSA requires that an agreement with the UAW to modify VEBA be negotiated and ratified by March 31. As noted in Chart 1, this requirement has not been met although negotiations with the UAW continue in earnest. The LSA also requires that a debt-for-equity exchange offer for holders of current, unsecured public debt be in market by March 31. While negotiations with advisors to current bondholders continue, the in-market offer requirement has not been met. It is important to note that the VEBA and bond exchange negotiations and outcomes are effectively linked.

General Motors recognizes that its overall debt levels, especially given the current economic outlook, present significant risk to the success of its overall restructuring effort. The preliminary findings of the Task Force make it clear that equitization of VEBA and unsecured debt are essential components to the Company’s long-term success.

3.5 Financial Viability and Federal Loan Repayment

Appendix B contains Key Metrics charts for the Company’s North American and Global Operations. Slight changes to select 2009 data have been made since February 17, specifically industry volumes (reflecting changes in the outlook for Canada, Russia and Brazil) and market share (for North America, including the industry mix-driven share change for GM’s U.S. operations noted on page 5). While the Company substantially retains the financial projections for 2009 included in the February 17 submission (after adjusting for incremental depreciation and other current year non-cash expenses), actual results obtained in the first two months are running ahead of Plan. The financial projections do not reflect any impact that may occur as a result of the preliminary findings of the Task Force and related changes to the Company’s Restructuring Plan.

2009 Financial Outlook—The Company’s adjusted earnings before taxes (EBT) and adjusted operating cash flow (OCF) exceeded plan for January and February. The improvement in adjusted EBT was obtained mostly from increased operating efficiencies and cost performance. Reflecting uncertainty regarding economic developments, these improvements have not been included in updated projections for the full 2009 calendar year. However, the OCF improvement was sufficient for the Company to delay the Federal loan request of $2 billion that was planned for March.

Liquidity Outlook—In the February 17 submission, the Company anticipated peak Federal financial support of $22.5 billion in its baseline scenario, which would allow for partial repayment in 2012 and full repayment by 2017. No change has been made to this outlook or to the underlying earnings forecasts, as key operating targets are unchanged. Nonetheless, the Company continues to consider additional initiatives and actions with a view of further minimizing the degree of Federal support required to complete its restructuring, and is working closely with the Task Force in this regard.

Initiatives to Increase U.S. Demand—As noted earlier, the Administration’s economic stimulus programs are expected to have a beneficial impact on the economy, the auto industry and GM volumes, which are not reflected in the Plan. To stimulate automobile sales, various countries—like Germany, France and Italy—have recently implemented late-model scrappage programs, which positively impact both production and employment, and emissions reductions as well (as the new replacement vehicles are more fuel efficient). Reductions in tax rates on new vehicle purchases have also been put into effect in China and Brazil, promoting increased sales levels as well. General Motors believes similar programs in the United States would produce a significant lift in industry sales, revenues and cash flow, thereby assisting the overall restructuring effort.

4. Key Risks Update

In the February 17 Plan, a number of key risks were identified, some of which have been addressed previously in this Progress Report (VEBA, unsecured public debt exchange for equity, Section 136 loans). The status of other key risks is as follows:

Supply Chain—Cash flow in the automotive supplier community will soon become critical, reflecting a combination of raw material and component purchases it will need to make to support auto manufacturers’ production schedules, which are ramping up after plant shutdowns at the beginning of the year. Traditional working capital facilities for auto suppliers have either dried up or subject to more onerous lending terms and conditions, given both the states of the economy and the domestic auto manufacturers.

The Company has been in dialogue with the UST since January regarding the importance of supplier working capital funding. In the February 17 Plan submission, General Motors proposed a Federally-supported credit insurance or factoring program, to secure suppliers’ access to working capital funding. On March 19, the UST announced a one-year, $5 billion facility providing either early payment or credit insurance to qualifying suppliers (to be determined by General Motors or Chrysler). General Motors will support this program, in an amount equal to 5% of the Program, through an equity injection into an SPV for financing the receivables. The Company believes such a program will provide the necessary working capital support for critical suppliers in need of liquidity.

Delphi—The Company’s Plan includes near-term liquidity support and other commitments to Delphi based on existing agreements. In addition, General Motors’ Plan contemplates the purchase of certain sites from Delphi that represent an important source of supply for the Company, and potential incremental liquidity support as part of reaching overall agreement.

On March 3, General Motors and Delphi agreed to the Company’s acquisition of Delphi’s global steering gear operations, under an existing agreement, in exchange for additional GM liquidity support. Delphi bankruptcy court and UST approvals are required. All GM-provided funding was previously included in the February 17 Plan submission.

GMAC—The Federal Reserve’s December 2008 approval of GMAC’s application to become a Bank Holding Company, and the UST’s $5 billion TARP investment in GMAC, were important and vital actions in enabling GMAC to resume new vehicle financing support for GM. Nonetheless, it was noted in the Company’s February 17 submission that the ongoing lack of liquidity in the credit markets was impeding GMAC’s access to capital, including TALF funding.

General Motors and the President’s Task Force have discussed the importance of GMAC to both the Company’s retail (customer) and wholesale (dealer) financing programs. Specific proposals have been made related to actions taken by FDIC and the Federal Reserve Board which would further significantly increase GMAC’s overall liquidity and ability to provide program support to the Company.

Finally, General Motors and Cerberus have jointly approached the Federal Reserve for a 60-day extension to comply with certain commitments related to GMAC’s Banking Holding Company approval. These commitments were to be met by March 24, and relate to the Company’s requirement to place interests beyond 9.9% into two trusts (trustees are presently being identified), and the establishment of a new GMAC Board of Directors (UST candidates and new independent nominees are presently being identified). The Federal Reserve has indicated the General Motors is effectively in compliance, having previously entered into a binding term sheet, and is expected to grant the requested extension.

The February 17 Plan also identified risks associated with asset sales and foreign government support. Discussions with investors interested in Hummer, Saab, ACDelco and the Strasbourg Transmission Plant in France continue, and the Company’s assumption of net proceeds in the area of $1.5 billion in 2009 are unchanged. Regarding government funding support, both here and abroad, it is expected that monies provided are to be used to support local operations and employment. As noted earlier in this Progress Report, discussions are underway in Canada, Europe, Thailand and other GM operations outside the United States to obtain support for the Company’s restructuring plans in those locations, consistent with the amounts assumed in the February 17 Plan.

Bankruptcy Considerations—In order to be prepared for events possibly precipitating a bankruptcy filing (for example, unsuccessful bond exchange or VEBA negotiations), the Company continues to evaluate its in-court restructuring options as part of contingency planning activities. The Company believes that the impact of a bankruptcy filing on its business would be substantial, on both wholesale (GM to dealers) and retail (GM dealer to customer) levels, as discussed in the February 17 submission.

General Motors continues to strongly believe that out-of-court restructuring provides the highest value outcome for its customers and this country long term. However, if the changes needed for long-term restructuring cannot be obtained out of court, the Company is prepared and would consider in-court options. Such options would be enhanced by the Administration’s commitment to back GM customer warranties, and to provide support for a rapid emergence from any in-court process.

5. Summary

General Motors is continuing to restructure and reinvent itself, and is substantially on target in implementing many elements of the Restructuring Plan submitted to the Secretary of the United States Department of the Treasury on February 17. However, while negotiations continue with the UAW and bondholders, LSA requirements for equitization of VEBA and public, unsecured debt have not been met. These agreements are essential to a successful, out-of-court restructuring, and related overall debt reduction, and the Company is prepared to consider in-court options as necessary should the out-of-court process not be successful.

General Motors appreciates the support provided by the UST and the President’s Task Force. The Company today possesses world-class capabilities in design, engineering, fuel efficiency, purchasing and manufacturing. The reinvented GM that will emerge from this global economic crisis will build on these strengths, importantly closing competitive cost gaps and resolving long-standing legacy cost issues that have weakened the Company’s balance sheet and its ability to compete effectively.

The reinvented General Motors will be focused on a revitalized and robust U.S. supplier community, development of new advanced technologies and creation of ‘green’ jobs, and leadership in the automobile industry in all matters related to energy independence and reductions in greenhouse gas emissions.

Every stakeholder group, and all GM employees—top to bottom—have made, and are prepared to make further sacrifices necessary to put the Company on sustainable, long-term footing, creating significant value to be shared with taxpayers beyond repayment of the loan support ultimately recommended by the President’s Task Force.

Respectfully submitted,

General Motors Corporation

EXCHANGE OFFER INFORMATION

In connection with the proposed public exchange offers General Motors plans to file documents with the Securities and Exchange Commission, including filing a Registration Statement on Form S-4 and a Schedule TO containing a prospectus, consent solicitation and tender offer statement regarding the proposed transaction. Investors and security holders of GM are urged to carefully read the documents when they are available, because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov or by contacting Nick S. Cyprus at (313)556-5000.

GM and its directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the documents described above. Additional information, including information regarding the directors and executive officers, is available in our Annual Report on Form 10-K, which was filed with the SEC on March 5, 2009.

SAFE HARBOR PROVISION

In this Plan, General Motors uses words like “may,” “will,” “would,” “could,” “should,” “believe,” “estimate,” “project,” “potential,” “expect,” “plan,” “seek,” “intend,” “evaluate,” “pursue,” “anticipate,” “continue,” “design,” “impact,” “forecast,” “target,” “outlook,” “initiative,” “objective,” “design,” “goal” or similar expressions to identify forward-looking statements that represent the Company’s current judgment about possible future events. Aside from statements of historical fact, all statements in this Plan and in related comments by GM’s management are forward-looking statements that necessarily involve risks and uncertainties. In making these statements GM relies on assumptions and analyses based on the Company’s experience and perception of historical trends, current conditions and expected future developments as well as other factors the Company considers appropriate under the circumstances. Whether actual future results and developments will be consistent with the Company’s expectations and predictions depends on a number of factors in addition to the Key Risks described on pages 32-35 in the Plan, including but not limited to:

•

GM’s ability to obtain adequate liquidity and financing sources and establish an appropriate level of debt, including the Company’s ability to negotiate the required debt conversions with GM’s bondholders, commercial lenders and other creditors and change in contributions to the VEBA trust with representatives of the VEBA;

•

GM’s ability to realize production efficiencies and to achieve reductions in costs as a result of the turnaround restructuring and the modifications in compensation and work rules negotiated with the UAW and other unions that represent the Company’s hourly employees;

•

Consumers’ confidence in the Company’s viability as a continuing entity and GM’s ability to continue to attract customers, particularly for the Company’s new products including cars and crossover vehicles;

•	Availability of adequate financing on acceptable terms to GM’s customers, dealers, distributors and suppliers to enable them to continue their business relationships with the Company;

•	Financial viability and ability to borrow of the Company’s key suppliers, including Delphi’s ability to address its underfunded pension plans and to emerge from bankruptcy proceedings;

•	GM’s ability to sell, spin off or phase out some of the Company’s brands as planned, to manage the distribution channels for the Company’s products and to complete other planned asset sales;

•	GM’s ability to qualify for Federal funding of the Company’s advanced technology vehicle programs under Section 136;

•	Ability of GM’s foreign operations to restructure or to qualify for support from host governments;

•	GMAC’s ability to obtain funding to provide both wholesale and retail financing in the United States and Canada, to support GM’s ability to sell vehicles in those markets; and

•	Overall strength and stability of general economic conditions and of the automotive industry, both in the United States and in global markets.

These cautions apply to all GM forward-looking statements. GM cannot provide assurance that the results or developments that the Company anticipates will happen or, even if they do happen, that they will have the anticipated effects on GM and the Company’s subsidiaries or the Company’s businesses or operations. In particular, financial projections are necessarily speculative, and it is likely that one or more of the assumptions and estimates that are the basis of GM’s financial projections will not be accurate. Accordingly, GM expects that the Company’s actual financial condition and results of operations will differ, perhaps materially, from what the Company describes in the Plan.

APPENDIX A

Restructuring Plan Milestones

CY	2008	2009					2010				2011	2012	2013	2014
		Q1 Feb 17	Q1 Mar 30	Q2	Q3	Q4	Q1	Q2	Q3	Q4
U.S. Brands	8	8	8	8	8	8	8	8	8	6	5	5	5	5

U.S. Nameplates	48	43	43	44	43	44	46	44	43	39	39	36	37	36

U.S. Dealers*	6246	NA	6122	NA	NA	5750	NA	NA	NA	5300	5000	4700	4400	4100

Global Salaried Employees	72,875	72,450	72,038	67,250	64,850	63,300	63,300	63,300	63,300	63,300	63,300	63,300	63,300	63,300

U.S. Salaried Employees	29,650	29,350	29,257	26,250	26,250	26,250	26,250	26,250	26,250	26,250	26,250	26,250	26,250	26,250

U.S. Hourly Employees	62,403	60,900	60,900	54,550	54,650	44,500	45,500	46,950	46,900	46,800	45,150	46,300	45,700	46,400

U.S. Mfg Facilities	47	47	47	46	45	44	44	43	42	37	35	33	32	32

U.S. Ass’y Capacity	2.8M	2.8M	2.8M	2.7M	2.7M	2.5M	2.5M	2.5M	2.4M	2.4M	2.4M	2.3M	2.0M	2.0M

U.S. Flex Plants	60% (9 of 15)	60% (9 of 15)	60% (9 of 15)	60% (9 of 15)	60% (9 of 15)	57% (8 of 14)	57% (8 of 14)	64% (9 of 14)	69% (9 of 13)	77% (10 of 13)	77% (10 of 13)	83% (10 of 12)	82% (9 of 11)	82% (9 of 11)

U.S. Models > 30 MPG	20	NA	NA	NA	NA	23	NA	NA	NA	20	18	23	31	33

Flex-Fuel Models (%)	17%	NA	NA	NA	NA	27%	NA	NA	NA	47%	54%	61%	65%	65%

Hybrid Models	6	8	8	9	9	9	9	9	9	9	15	14	18	26

*	Approximate, due to negotiations expected with independent dealer entrepreneurs

Model Year	2009	2010	2011	2012	2013	2014	2015
Fleet Average – Cars (MPG)**	31.2	31.0	32.3	33.4	36.1	37.9	38.3
Fleet Average – Trucks (MPG)**	23.2	24.0	22.8	23.0	24.2	25.8	26.6

**

Car values include both domestic and import car fleets. All values include full usage of all credit flexibilities under the CAFE program, and reflect vehicle classification changes contained in NHTSA’s 2011 model year fuel economy Final Rule, published March 30 2009 (Federal Register, Vol. 74 No. 59, 14196-14456)

APPENDIX B

Key Metrics: GM North America and Global Operations

GM North America Key Matrix

	Actual			2009 Restructuring Plan
$billions	2006	2007	2008	Feb 17	Mar 30
Industry Volume (mil. units)	20.2	19.6	16.6	13.0	12.9
Memo: U.S. Industry	17.1	16.5	13.5	10.5	10.5
GMNA Market Share	23.8%	23.0%	21.5%	21.1%	20.7%
GM Factory Unit Sales (000s)	4,928	4,487	3,679	2,615	2,506
Net Sales	116.7	112.4	86.2	67.6	65.9
Aggregate Contribution Margin	35.4	34.2	21.2	20.8	20.4
ACM as % of Net Sales	30.4%	30.4%	24.5%	30.8%	30.9%
Structural Cost	35.6	33.8	30.8	26.3	27.0
SC as a % of Net Sales	30.5%	30.0%	35.7%	39.0%	40.9%

Adjusted Earnings Before Interest and Taxes (EBIT)	0.3	0.2	(8.1)	(5.2)	(6.3)
Adjusted Earnings Before Taxes (EBT)	(1.6)	(1.5)	(9.4)	(7.8)	(9.2)
Adjusted Operating Cash Flows (OCF)	(3.2)	(2.1)	(12.0)	(8.2)	(7.5)

GM Global Key Matrix

	Actual			2009 Restructuring Plan
$billions	2006	2007	2008	Feb 17	Mar 30
Industry Volume (mil. units)	67.6	70.7	67.2	57.5	57.3
GM Wholesale Volume (mil. units)	8.4	8.3	7.2	5.4	5.2
GM Market Share	13.5%	13.3%	12.4%	12.0%	11.9%
Net Sales	171.2	178.2	147.7	111.2	106.9
Aggregate Contribution Margin	52.9	54.9	39.3	33.4	31.9
ACM as % of Net Sales	30.9%	30.9%	26.6%	30.0%	29.8%
Structural Cost	52.9	53.5	51.5	43.3	43.3
SC as a % of Net Sales	30.9%	30.1%	34.8%	39.0%	40.5%

Adjusted EBIT	0.8	1.2	(10.0)	(10.2)	(11.4)
Adjusted EBT	(1.6)	(0.7)	(12.0)	(14.2)	(15.9)
Adjusted OCF	(4.4)	(2.4)	(19.5)	(14.0)	(14.9)